manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

January 3, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed December 5, 2019 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 20, 2019 (the “Comment Letter”) in connection with the Company’s Amendment No. 3 to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on December 5, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Cover Page

1.	You now seek to qualify Class B preferred shares that are convertible at any time into Class A common stock. Please revise the offering circular to also qualify the underlying common stock. Refer to the Note to Rule 251(a).

Response: The Company has revised the offering circular to also qualify the underlying Class A Common Stock. Also note that the cover page has been revised to indicate that the offering price includes any amount to be received in conversion, which is zero since the shares offered convert at no additional cost to purchasers.

Prospectus Summary

Securities outstanding prior to this Offering Circular, page 6

2.	Please revise to quantify the number of securities outstanding as of the most recent date practicable. Please similarly revise the table of security ownership by management and certain stockholders. See Item 403 of Regulation S-K.

Response: The Company has revised the disclosure and table of security ownership by management and certain stockholders to quantify the number of securities outstanding as of November 30, 2019.

Risk Factors

Insiders will exercise significant control over our company, page 18

3.	Please revise to quantify the extent of voting control, assuming the company redeems shares held by your management team and a significant beneficial holder, as contemplated by your plan of distribution.

Response: The Company has revised the disclosure to quantify the extent of voting control, assuming the Company redeems shares held by the Company’s management team and a significant beneficial holder, all as contemplated by the Company’s plan of distribution.

An investment in our shares of Series B Preferred Stock is a speculative investment, page 19

4.	Please expand to describe the limited rights, preferences, and privileges applicable to the Series B Preferred Stock. In this regard, please highlight that the Company may alter the rights, powers or privileges of the Series B Preferred Stock, or Bylaws in a way that adversely affects the Series B Preferred Stock, without the written consent or affirmative vote of a majority of the Series B Preferred Stockholders voting separately as a single class, at any time when less than 25% of the initially issued Series B Preferred Stock remains outstanding. Please also clarify when you will determine the amount initially issued since the offering will be conducted on a continuous basis.

Response: The Company has filed an amendment to the Company’s Second Amended and Restated Certificate of Incorporation, appended to the Offering Circular as Exhibit 2.1.1, which removes the aforementioned 25% amount. As such, the Certificate of Incorporation would not require the affirmative vote of a majority of the Series B Preferred Stockholders voting separately as a single class for any action that would alter the rights, powers or privileges of the Series B Preferred Stock, or Bylaws in a way that adversely affects the Series B Preferred Stock. For this reason, other than to remove the aforementioned 25% amount, no further changes regarding this matter have been made to the Offering Circular.

Use of Proceeds, page 23

5.	We note your disclosure that you will purchase Class A common stock from your affiliates after you raise $5 million and until you have raised $25 million. Further, we note that you intend to allocate 20% of the gross proceeds for this purpose, which amounts to $4 million. You indicate, however, that you intend to spend $7.7 million in buying back these shares. Please revise your disclosure as appropriate to address this discrepancy. Additionally, we note disclosure on the cover page and in the summary indicating that you will use a substantial portion of the $20 million to purchase these shares. Please revise to quantify the dollar amount of offering proceeds that will be used to repurchase these shares.

Response: The Company has revised the disclosure to address the discrepancy and to quantify the dollar amount of offering proceeds that will be used in order to repurchase Class A Common Stock from the Company’s affiliates.

Security Ownership of Management and Certain Stockholders, page 65

6.	Footnote 1 indicates that the table does not give effect to the conversion of certain securities or the exercise of warrants or options. Please revise the table to comply with Item 403(a) of Regulation S-K. In this regard, the table should include the number of shares beneficially owned, determined in accordance with Exchange Act Rule 13d-3(d)(1). Of the number of shares identified in the table, you may indicate by footnote the amount of shares the listed beneficial owner has the right to acquire. Additionally, please specify the number of class A shares that will be purchased from each individual and the number that each individual will hold after the purchase of these shares.

Response: The Company has revised the table to comply with Item 403(a) of Regulation S-K, including the number of shares beneficially owned, determined in accordance with Exchange Act Rule 13d-3(d)(1) and to specify the number of shares of Class A Common Stock that will be redeemed from each individual and the number of shares of Class A Common Stock or Class B Common Stock, as applicable, that each individual will hold after the purchase of these shares.

Interest of Management and Others in Certain Transactions, page 67

7.	Please revise to specify the price per share you will pay to redeem shares from affiliates, how that price was determined, and the total amount each individual will receive if you raise $25 million.

Response: The Company has revised the disclosure to specify the price per share the Company will pay to redeem shares from the Company’s executive management team and a significant beneficial owner, how the price was determined, and the total amount each individual will receive if the Company raises $25 million.

Plan of Distribution, page 78

8.	We note that the company’s placement agent will use an online platform, provided by an affiliate, to allow for the sales of securities in this offering and the affiliate will charge investors a transaction fee of 2% of the amount invested, up to $300 at the time an investor subscribes for shares. Please provide us with your analysis as to why this fee should not be included as part of the offering price of the securities.

Response: The 2% (up to $300) fee is paid directly by investors to SI Securities, LLC for certain transaction processing services, including, but not limited to, suitability checks, investor KYC, identity checks, AML/OFAC checks, payment processing of ACH, debit, and wire payments, and account reconciliations of cash and securities. This transaction processing fee is charged by SI Securities, LLC for all purchases of securities made by clients of SI Securities, LLC and is not tied directly to the offering by the Company of Series B Preferred Stock pursuant to this Offering Circular. Additionally, the Company will not receive any fee amounts charged to investors by SI Securities, LLC. As such, the Company believes that such transaction fee should not be included as part of the offering price of the securities.

****************

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.

5